Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
Hancock Horizon Funds of
The Advisor's Inner Circle Fund II


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Funds of The Advisor's Inner Circle Funds II (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from January 31, 2006 (the date of the last examination), through August 31, 2006:

o Confirmation of all securities held in book entry form by SEI Private Trust Company, the Funds' sub-custodian (which include but are not limited to securities held by the Funds), without prior notice to management;

o Reconciliation of all such securities between SEI Private Trust Company and the records of Hancock Bank;

o Reconciliation of all securities maintained by Hancock Bank, the Custodian, to the books and records of the Funds;

o Agreement of one security purchase and one security sale or maturities from the books and records of the Funds to bank statements per Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Hancock Horizon Funds of The Advisor's Inner Circle Funds II complied with the requirements of subsections
(b) and (c) of rule 17f-2 of the Act as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Hancock Horizon Funds of The Advisor Inner Circle Funds II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                     /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
February 6, 2007

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


NOVEMBER 28, 2006

We, as members of management of Hancock Horizon Funds of The Advisors' Inner Circle Fund II (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of August 31, 2006, and from January 31, 2006 through August 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from January 31, 2006 through August 31, 2006, with respect to securities reflected in the investment account of the Funds.


Sincerely,

Hancock Horizon Funds of
The Advisors' Inner Circle Fund II


/s/ James F. Volk
-------------------------
James F. Volk
President


/s/ Michael Lawson
-------------------------
Michael Lawson
Controller and Chief Financial Officer


  FUND NAME                                                              STATE                     REGISTRATION          FILE NUMBER

  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         KENTUCKY                  ANNUAL                 60014025
                                                                         LOUISIANA                 ANNUAL                  108863
                                                                         NEW JERSEY                ANNUAL                 BEM-0169
                                                                         OHIO                      OTHER                    52032
                                                                         UTAH                      ANNUAL                006-9458-91

  Prime Money Market Fund - Institutional Class Shs Prospectus
                                                                         LOUISIANA                 ANNUAL                  111726
  The AIC Fund II - Hancock Bank Family of Funds - Trust Class
                                                                         LOUISIANA                 ANNUAL                  103002
  The Advisor's Inner  Cir - Hancock Family of Funds - Class A
                                                                         LOUISIANA                 ANNUAL                  103031
  The Advisors Inner Circle II- Hancock Bank Family of Funds -
                                                                         LOUISIANA                 ANNUAL                  103030
  The AIC Fund II - Treasury Securities MM Fund
                                                                         ALABAMA                   ANNUAL                   27873
  AIC Fund II - Treasury Securities MM Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL                 60001564
                                                                         TEXAS                     ANNUAL                  M 62883
  AIC Fund II - Treasury Securitites MM Fund - Inst Sweep
                                                                         MISSISSIPPI               ANNUAL                 60001563
                                                                         TEXAS                     ANNUAL                  M 62884
  The AIC Fund II - Treasury Securities MM Fund - Trust Class
                                                                         MISSISSIPPI               ANNUAL                 60001562
                                                                         TEXAS                     ANNUAL                  M 62885
  The Advisors' Inner Circle Fund II  - Strategic Income Bond
                                                                         ALABAMA                   ANNUAL                   27875
  AIC Fund II - Strategic Income Bond Fund - Class A Shares
                                                                         MISSISSIPPI               ANNUAL                 60001565
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62900
  AIC Fund II - Strategic Income Bond Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL                 60001566
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62901
  AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
                                                                         MISSISSIPPI               ANNUAL                 60001567
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62902
  The Advisors' Inner Circle Fund II - Value Fund
                                                                         ALASKA                    OTHER                  60057195
                                                                         ALABAMA                   ANNUAL                   27876
                                                                         ARKANSAS                  ANNUAL                 60018321
                                                                         CONNECTICUT               ANNUAL                  1039058
                                                                         DELAWARE                  ANNUAL
                                                                         HAWAII                    ANNUAL
                                                                         IDAHO                     ANNUAL                   59680
                                                                         KANSAS                    ANNUAL               2006S0001260
                                                                         MISSOURI                  ANNUAL                2005-00840
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                  S31-57-69
                                                                         OREGON                    ANNUAL                 2006-1422
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL                  MF16485
  AIC Fund II - Value Fund - Class A Shares
                                                                         ARIZONA                   ANNUAL                   43975
                                                                         DISTRICT OF COLUMB        ANNUAL                 60026692
                                                                         IOWA                      ANNUAL                  I-62936
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20061318
                                                                         MAINE                     ANNUAL                 10011917
                                                                         MICHIGAN                  ANNUAL                  947661


  FUND NAME                                                              STATE                     REGISTRATION          FILE NUMBER

                                                                         MISSISSIPPI               ANNUAL                 60001568
                                                                         MONTANA                   ANNUAL                   57144
                                                                         NORTH DAKOTA              ANNUAL                   AU783
                                                                         NEBRASKA                  ANNUAL                   66047
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         NEW MEXICO                ANNUAL                   22825
                                                                         OKLAHOMA                  ANNUAL                SE-2129473
                                                                         SOUTH DAKOTA              ANNUAL                   36781
                                                                         TENNESSEE                 ANNUAL                 M06-2016
                                                                         TEXAS                     GOOD UNTIL SOLD        C 62897
                                                                         VERMONT                   ANNUAL                06/14/06-04
                                                                         WASHINGTON                GOOD UNTIL SOLD         60042134
                                                                         WISCONSIN                 ANNUAL
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD         MF 55563
  AIC Fund II - Value Fund - Class C Shares
                                                                         MISSISSIPPI               ANNUAL                 60001569
                                                                         NEBRASKA                  ANNUAL                   66049
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         OKLAHOMA                  ANNUAL                SE-2129475
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62898
  AIC Fund II - Value Fund - Trust Class Shares
                                                                         MISSISSIPPI               ANNUAL                 60001570
                                                                         NEBRASKA                  ANNUAL                   66048
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         OKLAHOMA                  ANNUAL                SE-2129474
                                                                         TEXAS                     GOOD UNTIL SOLD         C 62899
  AIC Fund II- Growth Fund
                                                                         ALASKA                    OTHER
                                                                         ALABAMA                   ANNUAL                   29116
                                                                         ARKANSAS                  ANNUAL                 60018555
                                                                         CONNECTICUT               ANNUAL                  1040262
                                                                         DELAWARE                  ANNUAL                   47287
                                                                         HAWAII                    ANNUAL
                                                                         IDAHO                     ANNUAL                   59962
                                                                         KANSAS                    ANNUAL               2007S0000154
                                                                         MISSOURI                  ANNUAL                1993-00886
                                                                         MONTANA                   ANNUAL                   57674
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                  S31-61-92
                                                                         OREGON                    ANNUAL                 2006-1525
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL                  MF16587
  The AIC Fund II - Growth Fund - Class A Sh
                                                                         ARIZONA                   ANNUAL                   44546
                                                                         DISTRICT OF COLUMB        ANNUAL                 60027082
                                                                         IOWA                      ANNUAL                  I-63568
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20061835
                                                                         MAINE                     ANNUAL                 10012554
                                                                         MICHIGAN                  ANNUAL                  948176
                                                                         MISSISSIPPI               ANNUAL                 60004082
                                                                         NORTH DAKOTA              ANNUAL                   AV301
                                                                         NEBRASKA                  ANNUAL                   66572
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         NEW MEXICO                ANNUAL                   23431
                                                                         OKLAHOMA                  ANNUAL                SE-2133698
                                                                         SOUTH DAKOTA              ANNUAL                   37279
                                                                         TENNESSEE                 ANNUAL                 M06-2696
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65546
                                                                         VERMONT                   ANNUAL                08/23/06-23



  FUND NAME                                                              STATE                     REGISTRATION          FILE NUMBER

                                                                         WASHINGTON                GOOD UNTIL SOLD         60042646
                                                                         WISCONSIN                 ANNUAL
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD         MF 56176
  AIC Fund II - Growth Fund - Class C Share
                                                                         MISSISSIPPI               ANNUAL                 60004083
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65547
  AIC Fund II - Growth Fund - Trust Class Shares
                                                                         MISSISSIPPI               ANNUAL                 60004084
                                                                         TEXAS                     GOOD UNTIL SOLD         C 65548
  Burkenroad Fund
                                                                         ALASKA                    OTHER                  60053198
                                                                         ALABAMA                   ANNUAL                   30176
                                                                         ARKANSAS                  ANNUAL                 60016657
                                                                         CONNECTICUT               ANNUAL                  1023325
                                                                         DELAWARE                  ANNUAL                   45261
                                                                         HAWAII                    ANNUAL
                                                                         IDAHO                     ANNUAL                   58005
                                                                         KANSAS                    ANNUAL               2004S0000183
                                                                         MISSOURI                  ANNUAL
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                  S30-33-10
                                                                         OREGON                    ANNUAL                 2005-194
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL                  MF15743
  Burkenroad Fund - Class A Shares
                                                                         ARIZONA                   ANNUAL                   39766
                                                                         DISTRICT OF COLUMB        ANNUAL                 60022980
                                                                         IOWA                      ANNUAL                  I-59260
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20032037
                                                                         MAINE                     ANNUAL                 10007145
                                                                         MICHIGAN                  ANNUAL                  944053
                                                                         MISSISSIPPI               ANNUAL                 60006348
                                                                         MONTANA                   ANNUAL                   53948
                                                                         NORTH DAKOTA              ANNUAL                   AP252
                                                                         NEW HAMPSHIRE             ANNUAL
                                                                         NEW MEXICO                ANNUAL                   19233
                                                                         OKLAHOMA                  ANNUAL                SE-2122782
                                                                         PUERTO RICO               ANNUAL                  S-29158
                                                                         SOUTH DAKOTA              ANNUAL                   33249
                                                                         TENNESSEE                 ANNUAL                 RM06-1192
                                                                         TEXAS                     GOOD UNTIL SOLD         C 68047
                                                                         VERMONT                   ANNUAL                02/15/05-01
                                                                         WASHINGTON                GOOD UNTIL SOLD        60038199
                                                                         WISCONSIN                 ANNUAL                 489962-03
                                                                         WEST VIRGINIA             GOOD UNTIL SOLD         MF 51603
  Burkenroad Fund - Class D Shares
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL                SM20022299
                                                                         MISSISSIPPI               ANNUAL                 60006349
                                                                         NORTH DAKOTA              ANNUAL                   AU036
                                                                         NEBRASKA                  ANNUAL                   64530
                                                                         OKLAHOMA                  ANNUAL                SE-2135536
                                                                         SOUTH DAKOTA              ANNUAL                   34077
                                                                         TENNESSEE                 ANNUAL                 RM06-1192
                                                                         TEXAS                     GOOD UNTIL SOLD         C 68048
                                                                         WASHINGTON                GOOD UNTIL SOLD         60041484
                                                                         WISCONSIN                 ANNUAL                  452021
  Burkenroad Fund - Class D Shares Prospectus
                                                                         LOUISIANA                 ANNUAL                  103028



  FUND NAME                                                              STATE                     REGISTRATION          FILE NUMBER

                                                                         NEW JERSEY                ANNUAL                 BEM-0170
                                                                         OHIO                      OTHER                    52031
  Prime Money Market Fund
                                                                         ALABAMA                   ANNUAL                   34530
  Prime Money Market Fund - Institutional Class Shares
                                                                         MISSISSIPPI               ANNUAL                 60040189
                                                                         TEXAS                     ANNUAL                  M 78793